Exhibit 21.1
List of Subsidiaries of Oasis Petroleum Inc.

Jurisdiction of Incorporation or
Name of Subsidiary	Organization
Oasis Petroleum LLC	Delaware

Oasis Petroleum Columbia LLC	Delaware

Oasis Petroleum International LLC	Delaware

Oasis Petroleum North America LLC	Delaware